Exhibit 2.1
REAL ESTATE PURCHASE AND SALE CONTRACT
by and between
COMMERCIAL NET LEASE REALTY, LP,
a Delaware limited partnership, or assigns,
as BUYER
and
SSP PARTNERS,
a Texas general partnership,
as SELLER
Properties: Eighty Four (84) Properties as described in Exhibit A and Listed on Exhibit F.

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Attachments:

Exhibit A —	Description of the Respective Properties

Exhibit B —	Permitted Exceptions

Exhibit C —	Form of Lease Agreement

Exhibit D —	Properties on which Cross-Access Rights will be Granted

Exhibit E —	Form of Deed

Exhibit F —	List of Properties, the Base Rent, and the Purchase Price for each Respective Property

Exhibit G —	Form of Guaranty

Exhibit H —	List of New Survey Properties

Exhibit I —	Additional Properties
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REAL ESTATE PURCHASE AND SALE CONTRACT
     THIS REAL ESTATE PURCHASE AND SALE CONTRACT (this “Agreement”) made and entered into as of the Effective Date set forth herein, by and between SSP PARTNERS, a Texas general partnership, having a mailing address at 4433 Baldwin, Corpus Christi, Texas 78408 (“Seller”), and COMMERCIAL NET LEASE REALTY, LP, a Delaware limited partnership, or its assigns, having a mailing address at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 (“Buyer”);
W I T N E S S E T H:
     WHEREAS, Seller is the fee simple owner of and is willing to sell up to eighty-four (84) separate premises of real property located in the Cities and State(s) listed on Exhibit F hereto as more fully described in Exhibit A attached hereto and by reference incorporated herein, and Buyer is willing to purchase certain of the properties from Seller, upon the terms and conditions hereinafter set forth;
     WHEREAS, Buyer shall buy certain of the properties selected by Buyer pursuant to the terms and conditions of this Agreement provided the aggregate purchase prices of those properties shall be not less than One Hundred and Fifty Million Dollars ($150,000,000); and
     WHEREAS, Seller intends to lease back from Buyer all of the Premises sold to Buyer pursuant to this Agreement;
     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
     1. Definitions. In addition to other words and terms defined elsewhere in this Agreement, as used herein the following words and terms shall have the following meanings, respectively, unless the context hereof otherwise clearly requires:
          (a) “Base Rent” shall mean the base rent to be paid under the Leases to be entered into at Closing, as such base rent is set forth on Exhibit F.
          (b) “Breakup Fee” shall mean an amount equal to Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000).
          (c) “Closing” shall mean the consummation of the purchase and sale of the Premises (as defined below) in accordance with the terms of this Agreement. “Closing Date” shall mean the date on which the Closing actually occurs. “Closing Window” shall mean the period of time between the date which is five (5) days after the expiration of the Inspection Period and January 31, 2006. In no event should the Closing Date occur later than January 31, 2006.
          (d) “Due Diligence Materials” shall mean any environmental reports, surveys, Title Commitments, zoning and setbacks information, property condition reports or investigations and any other reports or investigations obtained or conducted by Buyer, or delivered by Seller with respect to the Properties (the “Due Diligence Materials”).
          (e) “Earnest Money Deposit” shall mean the deposit to be made by Buyer hereunder in the amount of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00), as well as all interest earned thereon in the interest bearing money market account in which Escrow Agent is required to place the Earnest Money Deposit.
          (f) “Effective Date” of this Agreement shall mean that date upon which the last of the Buyer and Seller has executed this Agreement and the Title Company has executed this Agreement and received the Earnest Money.

          (g) “Escrow Agent” shall mean First American Title Insurance Company, by and through its National Division, whose address is set forth in Section 17 below.
          (h) “Guarantor” shall mean Susser Holdings, L.L.C., a Delaware limited liability company.
          (i) “Guaranty” shall mean that certain Guaranty of Lease to be entered into for each of the respective Premises in the form attached as Exhibit G.
          (j) “Hazardous Materials” shall mean all toxic or hazardous materials, chemicals, wastes, pollutants or similar substances, including, without limitation, Petroleum (as hereinafter defined), asbestos insulation and/or urea formaldehyde insulation, which are regulated, governed, restricted or prohibited by any federal, state or local law, decision, statute, rule, regulation or ordinance currently in existence or hereafter enacted or rendered (hereinafter collectively referred to as the “Hazardous Materials Laws”) including, but not limited to, those materials or substances defined as “hazardous substances,” “hazardous materials,” “toxic substances” or “pollutants” in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., and any applicable statutes, ordinances or regulations under the laws of the State in which each of the Premises are located, and any rules and regulations promulgated thereunder, all as presently or hereafter amended. “Petroleum” for purposes of this Agreement shall include, without limitation, oil or petroleum of any kind and in any form including but not limited to oil, petroleum, fuel oil, oil sludge, oil refuse, oil mixed with other waste, crude oil, gasoline, diesel fuel and kerosene.
          (k) “Improvements” shall mean the building(s) on each of the Premises and other related improvements to be occupied by Tenant pursuant to the terms of the respective Lease, and all appurtenances thereto, including but not limited to all pavement, accessways, curb cuts, parking, drainage systems and facilities, landscaping, and utility facilities and connections for sanitary sewer, potable water, irrigation, electricity, telephone and natural gas, if applicable or required by the Lease, to the extent the same form a part of the Premises, including: (i) canopies on the pump islands, if any, (ii) the car wash, if any, and (iii) the underground petroleum storage tanks and pipelines, if any, located on or under the Premises.
          (l) “Inspection Period” shall mean that period of time starting on the Effective Date of this Agreement and terminating on December 1, 2005.
          (m) “Lease” shall mean the respective Lease Agreement to be entered into for each of the respective Premises between Tenant, as lessee, and Landlord, as lessor, in the form attached as Exhibit C.
          (n) “New Surveys” shall mean those surveys of the Properties described on Exhibit H attached hereto which have been ordered by Seller.
          (o) “Old Surveys” are those Surveys of the Properties which have been delivered to Buyer prior to the Effective Date of this Agreement.
          (p) “Permitted Exceptions” shall mean those items described on Exhibit B attached hereto and those items agreed to by Buyer and Seller during its Inspection Period with respect to title for each of the Premises.
          (q) “Plan of Recapitalization” shall mean the final plan of recapitalization of Tenant which Seller intends to have in place prior to the Closing Date.
          (r) “Plans” shall mean the final “as-built” plans and specifications for the Improvements.
          (s) “Premises” or Selected Premises” shall mean only those Properties, as defined herein, selected by Buyer during the Inspection Period for inclusion as a “Premises” to be acquired by Buyer under the terms and conditions of this Agreement; provided however, in any event Buyer shall select enough Properties to cause the total Purchase Price to be at least $150,000,000.
(t) “Properties” shall mean collectively the eighty-four (84) parcels of real property more particularly described on Exhibit A and more particularly listed on Exhibit F, together with all of the Improvements, tenements, hereditaments and appurtenances belonging or in any way appertaining to such real property, and all of Seller’s rights, title and interest in and to (i) any and all property lying in the bed of any street, road or avenue, open or proposed, in front of or adjoining such real property to the center line thereof, (ii) any strips and gores of land adjacent to, abutting or used in connection with such real property, and (iii) any easements and rights, if any, inuring to the benefit of such real property or to Seller in connection therewith.
(u) “Purchase Price” for each individual Premises shall be determined as more particularly set forth on Exhibit F.
(v) “Substitute Properties” shall mean those Properties which are substituted for Selected Premises pursuant to the terms set forth in this Agreement.
(w) “Tenant” shall mean SSP Partners, a Texas general partnership.
(x) “Title Commitment” shall mean a commitment from the Title Company for an owner’s title insurance policy (ALTA form for Oklahoma properties and ALTEX for Texas properties) with respect to each of the Properties, naming Buyer as the Proposed Insured in the amount of the Purchase Price applicable to that Property.
(y) “Title Company” shall mean First American Title Insurance Company, by and through its National Division in Phoenix, Arizona, which shall issue the owner’s policy of title insurance required hereunder.
(z) “Unacceptable Premises” shall mean those Properties, if any, which are unacceptable to Buyer in Buyer’s sole and absolute discretion, based on Buyer’s review of the property level Due Diligence Materials during the Inspection Period or because of a material change in the condition of the Property between the Effective Date and the Closing Date. Unacceptable Properties shall be replaced with Substitute Properties.
     2. Purchase and Sale of Properties. Subject to the terms, provisions and conditions set forth herein, Seller hereby agrees to sell the Premises to Buyer, and Buyer hereby agrees to purchase the Premises from Seller. During the Inspection Period Buyer shall determine which of the Properties Buyer desires to purchase hereunder; provided, however, in no event shall the total purchase price of the Properties Buyer desires to purchase hereunder be less than $150,000,000.00. The Properties selected by Buyer to purchase pursuant to this Agreement, are referred to throughout this Agreement as the “Premises”. On or before the end of the Inspection Period, Seller shall notify Buyer in writing which Properties Buyer has selected as Premises. Regardless of how many Properties Buyer deems Unacceptable Properties, Buyer must substitute another Property in order to ensure that the Purchase Price does not fall below $150,000,000.00.
     3. Purchase Price for Premises. The Purchase Price for the Premises shall be payable in the following manner:
          (a) Earnest Money Deposit. Upon Buyer’s receipt of a counterpart of this Agreement fully executed by Buyer and Seller, Buyer shall deposit with Escrow Agent the Earnest Money Deposit hereunder, via wire transfer, to be held and disbursed in accordance with the terms of this Agreement. Escrow Agent shall hold the Earnest Money Deposit in an interest bearing money market account at a federally insured financial institution reasonably acceptable to Buyer and Escrow Agent, and interest earned thereon shall be reported under the United States Taxpayer Identification Number 59-3651850 of Buyer. All interest earned on the Earnest Money Deposit, or any portion thereof, shall be deemed to constitute a portion of the Earnest Money Deposit and shall be disbursed in accordance with the terms of this Agreement. The Earnest Money Deposit shall be credited to the cash due from Buyer at Closing.

     Buyer shall have the right, at its option during the term of this Agreement, to substitute one or more unconditional letters of credit for all or any portion of the Earnest Money Deposit. The letter(s) of credit shall be drawn on Wachovia Bank, N.A., or any other financial institution reasonably acceptable to Seller, shall name Escrow Agent as beneficiary and shall be otherwise in form and substance reasonably satisfactory to Seller. The letter(s) of credit shall not impose any conditions to the drawing thereof other than a certificate from the Escrow Agent that Escrow Agent is entitled to draw upon the letter of credit pursuant to the terms of this Agreement. If any letter(s) of credit do not have an expiration date of at least thirty (30) days after the Closing Date, then Buyer shall renew or extend such letter(s) of credit at least fifteen (15) days prior to the expiration thereof. If Buyer fails to deliver proper renewals or extension documentation prior to the deadline for same, then Escrow Agent shall draw upon the letter(s) of credit which have not been timely renewed or extended and hold the proceeds thereof as the Earnest Money Deposit under this Agreement. The letter(s) of credit shall be held and disbursed in the same fashion as the Earnest Money Deposit under this Agreement and shall be drawn upon by the Escrow Agent and disbursed in accordance with paragraph 11 herein. Further provided, that Escrow Agent shall be entitled to draw upon any expiring letter(s) of credit which are not timely renewed or extended pursuant to the terms of this Section, in which event Escrow Agent will hold and disburse the proceeds thereof in the manner set forth in this Agreement. Upon Closing, the letter(s) of credit shall be returned to Buyer and not credited against the Purchase Price otherwise due from Buyer at Closing.
          (b) Balance of Purchase Price. The balance of the Purchase Price, less any apportionments set forth in Section 8 hereof and interest earned on the Earnest Money Deposit, shall be paid in full by Buyer at the Closing by wire transfer of immediately available federal funds, as Seller shall direct.
          (c) Independent Contract Consideration. On the date of this Agreement, Buyer has delivered to Seller the amount of ONE HUNDRED AND 00/100 DOLLARS ($100.00) (the “Independent Contract Consideration”) which amount has been bargained for and agreed to as consideration for the Inspection Period given to Buyer hereunder, and as consideration for Seller’s execution and delivery of this Agreement. The Independent Contract Consideration is in addition to and independent of all other consideration provided in this Agreement, and is non-refundable in all events.
     4. Closing Date. The Closing shall take place on a date within the Closing Window selected by Seller, provided Seller provides written notice of the Closing Date at least four (4) business days prior to the selected Closing Date.
     5. Inspection Period – Buyer’s Right to Reject Unacceptable Premises. Within the Inspection Period:
          (a) Buyer shall have obtained, reviewed and approved the Title Commitment and other Due Diligence Materials for each Property, in its sole and absolute discretion.
          (b) Buyer and Seller shall agree on the Permitted Exceptions that will be listed in the title policy for each Property, in their sole and absolute discretion.
          (c) Buyer shall have reviewed and approved, in its sole and absolute discretion, the condition of the Properties and the Improvements located thereon.
If Buyer determines that any of the Properties are unacceptable for any of the reasons set forth in Section 5. above, Buyer may terminate this Agreement as to those Properties only, which Properties shall be considered Unacceptable Premises, as more particularly provided for in Section 20 of this Agreement (provided however, in any event Buyer shall purchase Properties worth at least $150,000,000). Buyer shall give Seller the final selection of Properties that will comprise the Selected Premises hereunder, in accordance with and as more particularly provided for in Section 20 of this Agreement.
     6. Conditions to Buyer’s Obligation to Close / Seller’s Obligations. Buyer’s obligation to purchase the Properties on the Closing Date is subject to the satisfaction of the following contingencies and conditions on or before the Closing Date in the manner and within the time limits herein specified:

               (i) The representations and warranties of Seller set forth in Section 12 and Section 13 hereof shall be true, correct and complete in all material respects on and as of the Closing Date.
               (ii) Neither Tenant nor Guarantor shall, at any time during the term of this Agreement, file or have filed against it a petition seeking relief under the bankruptcy or other similar laws of the United States or any state thereof.
               (iii) Tenant shall close on or consummate its Plan of Recapitalization and the structure of the recapitalization (25% equity contribution) shall be materially consistent with the Plan of Recapitalization which Buyer reviewed and approved prior to the Effective Date of this Agreement.
               (iv) Buyer shall have received the Title Commitment for each of the Premises “marked-up” and effectively dated as of the Closing, deleting all requirements thereunder so as to obligate the Title Company unconditionally to issue to Buyer an original owner’s policy of title insurance for the Premises (one for the Texas properties, and one for the Oklahoma properties) in the aggregate amount of the Purchase Price applicable, subject only to the Permitted Exceptions agreed to by Seller during the Inspection Period.
     If the foregoing contingency set forth in this Section 6(iii) above is not satisfied on the proposed Closing Date, Seller may extend the Closing Date provided the Closing Date shall not be extended beyond the Outside Closing Date. If Seller does not extend the Closing Date or should Seller extend the Closing Date and said contingency is still not satisfied on the extended Closing Date, Buyer may terminate this Agreement and shall be entitled to the Breakup Fee and Seller shall pay Buyer the Breakup Fee. If the foregoing contingencies set forth in Section 6(i) or 6(iv) are not satisfied on the Closing Date as to one or more Properties, Buyer may terminate this Agreement as to those Properties only, and may replace said Properties with a Substitute Property (provided however, in any event Buyer shall purchase Properties worth at least $150,000,000). If the foregoing contingency set forth in Section 6(ii) is not satisfied on the proposed Closing Date, Buyer may terminate this Agreement and in such event Buyer shall be entitled to the entire Breakup Fee and Seller shall pay Buyer the entire Breakup Fee.
     7. Deliveries at Closing. At Closing the parties shall deliver to each other the documents and items indicated below:
          (a) Seller shall deliver or caused to be delivered to Buyer:
               (i) An appropriate Seller’s Affidavit or other reasonably acceptable evidence attesting to the absence of liens, lien rights, rights of parties in possession (other than Tenant) and other encumbrances arising under Seller (other than the Permitted Exceptions) naming both Buyer and Title Company as benefited parties, so as to enable Title Company to delete the “standard” exceptions for such matters from Buyer’s owner’s policy of title insurance for each of the respective Premises and otherwise insure any “gap” period occurring between the Closing and the recordation of the closing documents.
               (ii) A duly executed Special Warranty Deed with respect to each of the Premises, subject to no exceptions other than the Permitted Exceptions, in substantially the form attached as Exhibit E, and otherwise as approved by the Title Company and revised as needed to conform to the requirements of state law for the state in which each of the Premises are located.
               (iii) Two executed duplicate originals of the Lease and a recordable Lease Memorandum for each Premises.
               (iv) Two executed duplicate originals of the Guaranty.
               (v) Duly executed counterparts of the closing statement.
               (vi) An appropriate FIRPTA Affidavit or Certificate by Seller, evidencing that Seller is not a foreign person or entity under Section 1445(f)(3) of the Internal Revenue Code, as amended.

               (vii) All certificates of insurance, insuring Buyer as the owner of each of the Premises, which are required by the Lease for such Premises to be furnished by the Tenant to the landlord.
               (viii) Such other closing documents as are reasonably necessary and proper in order to consummate the transaction contemplated by this Agreement.
          (b) Buyer shall deliver to Seller:
               (i) The Purchase Price, less all the deductions, prorations, and credits provided for herein.
               (ii) Two executed duplicate originals of the lease for each Premises and a recordable Lease Memorandum for each Premises.
               (iii) Duly executed counterparts of the closing statement.
               (iv) Such other closing documents as are reasonably necessary and proper in order to consummate the transaction contemplated by this Agreement.
     8. Closing and Other Costs, Adjustments and Prorations. The Closing costs shall be allocated and other closing adjustments and prorations made between Seller and Buyer as follows:
          (a) The Seller shall be responsible for payment of the following items at the Closing: (i) all recording charges for the deed for each of the Premises; (ii) costs of removing any lien, assessment or encumbrance (but only if such lien, assessment or encumbrance is agreed to be removed by Seller during the Inspection Period, in its sole and absolute discretion); (iii) the cost of the owner’s policy of title insurance (a single ALTA policy for all of the Oklahoma properties and a single ALTEX policy for all of the Texas properties, in each case, including any additional premiums to delete the “standard” exceptions for parties in possession, matters of survey and construction lien claims); (iv) legal fees and expenses of Seller; and (v) the cost of the New Surveys.
          (b) The Buyer shall be responsible for payment of the following items in addition to the Purchase Price payable to Seller at Closing: (i) fees and expenses of Buyer’s counsel, and (ii) the cost of obtaining new environmental assessments and building condition reports, and (iii) any additional endorsements to the Title Policy requested by Buyer.
          (c) To the extent any taxes, insurance premiums, common area maintenance costs or other charges related to any of the Premises are not paid by the Tenant under the Lease, Seller shall be responsible for the same. The provisions of this subsection shall survive the Closing.
     9. Inspections. Buyer through its agents, employees and independent contractors shall have the right from time to time up to the expiration of the Inspection Period, upon reasonable prior notice to Seller, to enter each of the respective Properties during normal business hours for the purpose of inspecting the same and performing environmental and other tests thereon; provided, however, in no event shall Buyer conduct any Phase II environmental survey or perform any invasive testing on any of the Properties without the prior written consent of Seller, which may be withheld in Seller’s sole and absolute discretion. Buyer shall indemnify and hold harmless Seller from and against any claims, losses, damages and costs arising out of any inspection of and testing at any of the Properties by Buyer, its agents and representatives. Neither Buyer nor Buyer’s agents or representatives shall disrupt Seller’s or Tenant’s activities at any of the Premises.
     10. Title to Premises; State of Title to be Conveyed. At the Closing, Seller shall convey fee simple title to each of the Premises to Buyer pursuant to a special warranty deed, free from all liens, encumbrances, restrictions, rights-of-way and other matters, excepting only the Permitted Exceptions and any other matter consented to in writing by Buyer pursuant to Section 13.(a) hereof. Further, provided that, Seller owns certain property adjacent to certain of the Properties more particularly identified on Exhibit D attached hereto, and at closing Buyer and Seller agree to enter into and record cross-access agreements in a form reasonable acceptable to Buyer and Seller on those Properties.
     11. Escrow Agent. By its execution hereof, Escrow Agent shall accept the escrow contemplated herein. The Earnest Money Deposit shall be held by the Escrow Agent, in trust, on the terms hereinafter set forth.
          (a) To Seller upon receipt of written demand therefor (“Seller’s Demand for Deposit”) stating that Buyer has defaulted in the performance of Buyer’s obligation to close under this Agreement and the facts and circumstances underlying such default, provided, however, that the Escrow Agent shall not honor such demand until more than three (3) days after the Escrow Agent shall have sent a copy of such demand to Buyer nor thereafter, if the Escrow Agent shall have received a “Notice of Objection” (as hereinafter defined) from Buyer within such three (3) day period.
          (b) To Buyer upon receipt of written demand therefor (“Buyer’s Demand for Deposit”) stating that Seller has defaulted in the performance of Seller’s obligation to close under this Agreement or that a condition to close has failed to occur and the facts and circumstances underlying such default or failure, provided, however, that the Escrow Agent shall not honor such demand until more than three (3) days after the Escrow Agent shall have sent a copy of such demand to Seller nor thereafter, if the Escrow Agent shall have received a “Notice of Objection” (as hereinafter defined) from Seller within such three (3) day period.
          (c) Within two (2) business days of the receipt by the Escrow Agent of a Seller’s Demand for Deposit or a Buyer’s Demand for Deposit the Escrow Agent shall send a copy thereof to the other party in the manner provided for notice herein, and shall draw down any letter(s) of credit. The other party shall have the right to object to the delivery of the Deposit by sending written notice (the “Notice of Objection”) of such objection to the Escrow Agent in the manner provided for herein. A Notice of Objection shall be deemed null and void and ineffective if such Notice of Objection is not received by the Escrow Agent in time required herein. Upon receipt of a Notice of Objection, the Escrow Agent shall promptly send a copy thereof to the party who sent the written demand.
          (d) In the event the Escrow Agent shall have received timely a Notice of Objection, the Escrow Agent shall continue to hold the Earnest Money Deposit until (i) the Escrow Agent receives written notice from Seller and Buyer directing the disbursement of the Earnest Money Deposit, in which case the Escrow Agent shall then disburse the Earnest Money Deposit in accordance with such joint direction, or (ii) litigation shall occur between Seller and Buyer, in which event the Escrow Agent shall draw upon the letter(s) of credit and deliver the Earnest Money Deposit to the clerk of the court in which said litigation is pending, or (iii) the Escrow Agent takes such affirmative steps as the Escrow Agent may, at the Escrow Agent’s option, elect in order to terminate the Escrow Agent’s duties including, but not limited to, drawing upon the letter(s) of credit and depositing the Earnest Money Deposit in the appropriate court and bringing an action for interpleader, the costs thereof to be deducted from the amount so deposited into the registry of the court; provided, however, that upon disbursement of the deposited amount pursuant to court order or otherwise, the prevailing party shall be entitled to collect from the losing party the amount of such costs and expenses so deducted by the Escrow Agent.
          (e) The duties of the Escrow Agent are only as herein specifically provided, and Escrow Agent shall incur no liability whatever except for willful misconduct or gross negligence as long as the Escrow Agent has acted in good faith. The Seller and Buyer each release the Escrow Agent from any act done or omitted to be done by the Escrow Agent in good faith in the performance of its duties hereunder.
          (f) Upon making delivery of the Earnest Money Deposit in the manner herein provided, the Escrow Agent shall have no further liability hereunder.
          (g) The Escrow Agent shall either execute this Agreement or indicate in writing that it has accepted the role of Escrow Agent pursuant to this Agreement which in either case will confirm that the Escrow Agent is holding and will hold the Earnest Money Deposit in escrow, pursuant to the provisions of this Agreement.

     12. Representations and Warranties. In order to induce Buyer to enter into this Agreement and purchase the Properties, Seller makes the following representations and warranties:
          (a) Seller has obtained all necessary authorizations and consents to enable it to execute and deliver this Agreement and to consummate the transaction contemplated hereby, with the exception of Seller’s Plan of Recapitalization.
          (b) Seller does not have actual knowledge of any pending or threatened litigation or other proceeding affecting the title to or the use or operation of any of the Premises in any material respect.
          (c) Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended, and Seller shall certify its taxpayer identification number at Closing.
          (d) To Seller’s knowledge, there are no federal, state, county or municipal plans to materially restrict or change access from any highway or road to any of the Premises.
          (e) Each of the Premises is or will be, a separate parcel for real estate tax assessment purposes.
          (f) No Hazardous Materials are, or to Seller’s knowledge, have been, stored, treated, disposed of or incorporated into, on or around any of the Premises, except in material compliance with applicable statutes, ordinances or regulations; each of the Premises are, to Seller’s knowledge, in material compliance with all applicable environmental, health and safety requirements; any business currently or, to Seller’s knowledge, heretofore operated on the pertinent Premises has disposed of its waste in material compliance with all applicable statutes, ordinances and regulations; and Seller has no written notice of any pending or, to Seller’s knowledge, threatened action or proceeding arising out of the condition of any of the Premises or any alleged violation of environmental, health or safety statutes, ordinances or regulations.
     In order to induce Seller to enter into this Agreement and purchase the Properties, Buyer makes the following representations and warranties:
          (a) Buyer has obtained all necessary authorizations and consents to enable it to execute and deliver this Agreement and to consummate the transaction contemplated hereby.
          (b) Buyer has sufficient liquidity to consummate the purchase of the Premises contemplated hereby and its ability to close is not subject to obtaining any financing.
     All of the representations, warranties and agreements of Seller and Buyer set forth herein and elsewhere in this Agreement shall be true upon the execution of this Agreement and as of the Closing Date and shall survive the Closing Date for a period of one year.
     13. Covenants of Seller Pending Closing. Between the date hereof and the Closing Date:
          (a) Seller shall not, other than in the ordinary course of business, (i) enter into any contracts for services or otherwise that may be binding upon the Buyer subsequent to Closing, (ii) grant any easements or licenses affecting any of the Premises in any material respect, or (iii) take any legal action in connection with any of the Premises which will affect Buyer’s title to the same. Seller shall not enter into any new leases of space in any of the Premises that are not subordinate to this transaction, without the prior written consent of Buyer, which consent shall not be unreasonably withheld.
     14. Change in Property Condition.
          (a) Eminent Domain. If prior to the date of the Closing, Seller has actual knowledge of or receives written notice of any pending or threatened action, suit or proceeding to condemn or take all or any part of any of the Premises under the power of eminent domain, then Seller shall promptly give notice thereof to Buyer. In such event, at Buyer’s option, Buyer may substitute a replacement Property for said Property in accordance with the terms of Section 20 of this Agreement. In no event shall the Purchase Price be reduced to less than $150,000,000 due to such eminent domain procedures.
          (b) Casualty. If prior to the date of the Closing any of the Properties or any portion thereof, shall be materially damaged or destroyed by reason of fire, storm, accident or other casualty, then Seller shall promptly give notice thereof to Buyer. In such event, the Buyer, at its option, may substitute a replacement Property for said Property in accordance with the terms of Section 20 of this Agreement. In no event shall the Purchase Price be reduced to less than $150,000,000 due to such casualty.
          (c) Changes in the Environmental Condition of a Property. If prior to the date of Closing the environmental condition of any of the Properties materially and adversely changes from said condition as of the Effective Date of this Agreement, said Property or Properties shall be considered an Unacceptable Premises. In such event, the Buyer, at its option, may substitute a replacement Property for said Property in accordance with the terms of Section 20 of this Agreement. In no event shall the Purchase Price be reduced to less than $150,000,000 due to such change in the environmental condition of a Property.
     15. Reserved.
     16. Remedies Upon Default.
          (a) In the event Buyer breaches or defaults under any of the terms of this Agreement prior to or on the Closing Date, the sole and exclusive remedy of Seller shall be to receive from Escrow Agent the full amount of the Earnest Money Deposit, and Buyer shall have no rights therein. Seller shall only be entitled to receive the Earnest Money if Seller delivers notice of any default hereunder, and Buyer has failed to cure the default by the earlier of (i) three days from Buyer’s receipt of said notice, or (ii) the Closing Date. Buyer and Seller acknowledge and agree that (i) the Earnest Money and any interest earned thereon if received in accordance with the terms of this Agreement is a reasonable estimate of and bears a reasonable relationship to the damages that would be suffered and costs incurred by Seller as a result of having withdrawn the Properties from sale and the failure of Closing to occur due to a default of Buyer under this Agreement; (ii) the actual damages suffered and costs incurred by Seller as a result of such withdrawal and failure to close due to a default of Buyer under this Agreement would be extremely difficult and impractical to determine; (iii) Buyer seeks to limit its liability under this Agreement to the amount of the Earnest Money Deposit and any interest earned thereon if the transaction contemplated by this Agreement does not close due to a default of Buyer under this Agreement; and (iv) such amount shall be and constitute valid liquidated damages.
          (b) In the event Seller defaults under any of the terms of this Agreement on or prior to the Closing Date, then Buyer sole remedy shall be to receive a refund of the Earnest Money Deposit (if Closing does not occur) and recover the Breakup Fee from Seller. Notwithstanding the foregoing, if (i) Seller fails to close hereunder and (ii) such failure is the result of Seller electing to pursue a sale-leaseback transaction with another party, then in lieu of obtaining the Breakup Fee, Buyer may compel specific performance of this Agreement, in which event Buyer may also recover its costs incurred in compelling specific performance.
     17. Notices. All notices, elections, requests and other communication hereunder shall be in writing and shall be deemed given (i) when personally delivered, (ii) two (2) business days after being deposited in the United States mail, postage prepaid, certified or registered, or (iii) the next business day after being deposited with a recognized overnight mail or courier delivery service, or (iv) when transmitted by facsimile or telecopy transmission, with receipt acknowledge upon transmission; addressed as follows (or to such other person or at such other address, of which any party hereto shall have given written notice as provided herein):

If to Seller:	SSP Partners
4433 Baldwin
Corpus Christi, Texas 78408
Attention: Mr. Sam L. Susser
Fax: (361) 880-8149

with a copy to:	Mr. E. V. Bonner, Jr.
General Counsel
P.O. Box 9036
Corpus Christi, Texas 78469
Fax: (361) 693-3725

If to Buyer:	Commercial Net Lease Realty, LP
450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Julian E. Whitehurst, COO
Fax: (407) 650-1044

with a copy to:	Commercial Net Lease Realty, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Christopher P. Tessitore, Esquire
Fax: (407) 650-1044

If to Escrow Agent:	First American Title Insurance Company
National Division
4801 East Washington Street
Phoenix, Arizona 85034
Attention: Nori Strong
Fax: (602) 685-7473
     18. Brokerage Commissions. Seller and Buyer each warrant to the other party that no finders or brokers have been involved with the introduction of Seller and Buyer and/or the purchase, sale or leasing of the Properties except for Banc of America Securities, which shall be paid a fee or commission solely by Seller. In the event of a breach of the foregoing warranties, the breaching party agrees to save, defend, indemnify and hold harmless the non-breaching party from and against any claims, losses, damages, liabilities and expenses, including but not limited to attorneys’ fees. The obligations of this Section shall survive the Closing or earlier termination of this Agreement.
     19. Seller’s Plan of Recapitalization. Seller has delivered to Buyer a description of Tenant’s final pro forma financial structure for the proposed recapitalization (the “Plan of Recapitalization”), of Tenant and Buyer has approved the Plan. If the Plan of Recapitalization materially changes on or prior to the Closing Date or if Seller does not close on the Plan of Recapitalization on or prior to the Closing Date, subject to extension of the Closing Date as otherwise provided for in this Agreement, Seller shall not be in default under this Agreement, and either Buyer or Seller may terminate this Agreement. If Buyer or Seller terminates this Agreement pursuant to this Section, the Earnest Money Deposit shall be immediately returned to Buyer, and Seller shall be responsible for and shall pay directly to Buyer the Breakup Fee, as Buyer’s sole and exclusive remedy. Seller shall wire the Breakup Fee to Buyer no later than three (3) days after the termination of this Agreement pursuant to this Section. The rights and obligations of Seller and Buyer under this Section shall survive the termination of this Agreement.
     20. Buyer’s Selection of Properties / Substitution of Properties. On or before the end of the Inspection Period, Buyer shall select from the list of Properties those Properties that will be the Selected Premises that Buyer desires to purchase under this Agreement; provided, however, the Selected Premises shall have a cumulative Purchase Price of no less than $150,000,000. After the end of the Inspection Period, Buyer shall have the right to alter the list of Selected Premises by substituting one or more different Properties for one of the Selected Premises anytime prior to the Closing Date; provided, however, the Selected Premises shall have a cumulative Purchase Price of no less than $150,000,000.
     21. Miscellaneous Provisions.
          (a) Assignment; Binding Effect. Provided Buyer shall remain fully liable hereunder, Buyer may assign all or a part of its rights and obligations hereunder, without the written consent of Seller, to any of the following: (i) any subsidiary of Buyer, including but not limited to NNN Acquisitions, Inc., and (ii) any exchange accommodator titleholder used in connection with performing a tax deferred exchange under Section 1031 of the United States Internal Revenue Code. Seller shall not have the right to assign its rights and obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of Seller and Buyer and their respective successors and assigns.
          (b) Captions. The several headings and captions of the Sections and subsections used herein are for convenience of reference only and shall in no way be deemed to limit, define or restrict the substantive provisions of this Agreement.
          (c) Entire Agreement; Recording. This Agreement constitutes the entire agreement of Buyer and Seller with respect to the purchase and sale of the Properties, and supersedes any prior or contemporaneous agreement with respect thereto. No amendment or modification of this Agreement shall be binding upon the parties unless made in writing and signed by both Seller and Buyer. Neither this Agreement nor any Memorandum thereof shall be recorded by any party and, if recorded by any party, the other party hereto may immediately terminate all of its obligations under this Agreement.
          (d) Time of Essence. Time is of the essence with respect to the performance of all of the terms, conditions and covenants of this Agreement.
          (e) Cooperation. Buyer and Seller shall cooperate fully with each other to carry out effectively the purchase and sale of the Properties, in accordance herewith and the satisfaction and compliance with all of the conditions and requirements set forth herein, and shall execute such instruments and perform such acts as may be reasonably requested by either party hereto.
          (f) Governing Law. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws and customs of the State of Texas.
          (g) Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.
          (h) Attorneys’ Fees. In the event any party to this Agreement should bring suit against the other party in respect to any matters provided for herein, the prevailing party shall be entitled to recover from the non-prevailing party its costs of court, legal expenses and reasonable attorneys’ fees. As used herein, the “prevailing party” shall include, without limitation, any party who dismisses an action for recovery hereunder in exchange for payment of the sums allegedly due, performance of covenants allegedly breached or consideration substantially equal to the relief sought in the action.
          (i) Certain References. As used in this Agreement, the words “hereof,” “herein,” “hereunder” and words of similar import shall mean and refer to this entire Agreement and not to any particular article, section or paragraph of this Agreement, unless the context clearly indicates otherwise.
          (j) Time Periods. Unless otherwise expressly provided herein, all periods for performance, approval, delivery or review and the like shall be determined on a “calendar” day basis. If any day for performance, approval, delivery or review shall fall on a Saturday, Sunday or legal holiday, the time therefor shall be extended to the next business day.
          (k) Authority. Each person executing this Agreement, by his or her execution hereof, represents and warrants that they are fully authorized to do so, and that no further action or consent on the part of the party for whom they are acting is required to the effectiveness and enforceability of this Agreement against such party following such execution.

          (l) Severability. If any provision of this Agreement should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.
          (m) Waiver. One or more waivers of any covenant, term or condition of this Agreement by either party shall not be construed as a waiver of any subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party requiring such consent or approval shall not be deemed to waiver or render unnecessary consent to or approval of any subsequent similar act.
          (n) Relationship of the Parties. Nothing herein contained shall be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that no provision contained herein, nor any acts of the parties hereto shall be deemed to create the relationship between the parties hereto other than the relationship of seller and buyer.
          (o) Tax Deferred Exchange. Seller and Buyer agree to cooperate with each other in effecting for the benefit of either party a delayed like-kind exchange of real property pursuant to Section 1031 of the United States Internal Revenue Code and similar provisions of applicable state law; provided that (i) neither party shall be obligated to delay the closing hereunder and (ii) neither party shall be obligated to execute any note, contract, deed or other document not otherwise expressly provided for in this Agreement providing for any personal liability, nor shall either party be obligated to take title to any property other than the Property as otherwise contemplated in this Agreement or incur additional expense for the benefit of the other party. Each party shall indemnify and hold the other harmless against any liability which arises or is claimed to have arisen on account of any exchange proceeding which is initiated on behalf of the indemnifying party.
          (p) Confidentiality. Buyer and Seller hereby agree that from the date of this Agreement until the Closing Date the terms and conditions of this Agreement shall be kept confidential and no terms or conditions of this Agreement shall be disclosed, except as otherwise allowed for in this subsection. Notwithstanding the foregoing, Buyer and Seller may disclose the terms of this Agreement on the following terms and conditions:
     After the Effective Date, the terms of the Agreement and any information (written or oral), financial statements, analysis, compilations, studies or other documentation provided by or on behalf of either party to the other with respect to the Agreement and the Properties (the “Confidential Information”) is confidential information intended solely for Seller’s and Buyer’s own limited use in connection with the acquisition of the Selected Premises. Buyer and Seller each covenant to the other that it, its agents and representatives will not, without the consent of the other, disclose to any other person or entity, by any means whatsoever, the terms or existence of the Agreement or the Confidential Information. Notwithstanding the foregoing, Buyer and Seller may disclose the terms of the Agreement and the Confidential Information without the other’s consent (i) to the extent required by law or legal process, including the securities laws, rules and regulations of the United States, (ii) to such of their agents, attorneys, accountants, current and prospective lenders, and other third party consultants, to private and governmental auditors and regulators, and to bond rating agencies (and with regard the Seller’s Plan of Recapitalization, any other entities that may reasonably request such information as a result of change-of-control provisions in Seller’s contracts), securities underwriters and analysts as the disclosing party may deem necessary or advisable, (iii) to the extent the other commits any fraud or makes any misrepresentations with respect to the Agreement or the Confidential Information, or (iv) to the extent the Confidential Information is generally available to the public. Prior to making any disclosure of Confidential Information to the markets pursuant to SEC 8K requirements or in other SEC filings, the disclosing party will notify the other party to this Agreement of the requirement of said disclosure, the contents of said disclosure and shall give the other party a reasonable opportunity to comment on such disclosure prior to the disclosure thereof. Should the parties Close on the Premises, hereunder, the obligations of this Subsection shall terminate at the time of said Closing.
          (q) Second Contract. Buyer and Seller plan on entering into a Real Estate Purchase and Sale Contract (the “Second Contract”) by December 5, 2005, for the purchase and sale of Twenty Million Dollars ($20,000,000) of the properties described on Exhibit I hereto. If Buyer and Seller enter into the Second Contract, and the Second Contract does not close due to the Buyer’s default under the Second Contract, then Seller may (but is not under any obligation to), at Seller’s option, terminate this Contract and the earnest money shall be delivered to

Seller. If Buyer and Seller enter into the Second Contract, and the Second Contract does not close due to the Seller’s default under the Second Contract, then Buyer may (but is not under any obligation to), at Buyer’s option, terminate this Contract and the Breakup Fee shall be delivered to Seller.
(Remainder of Page Intentionally Left Blank)

     IN WITNESS WHEREOF, the parties hereto have executed this Real Estate Purchase and Sale Contract on the date first above written.

BUYER:

COMMERCIAL NET LEASE REALTY, LP,
a Delaware limited partnership

By:	CNLR GP Corp., a Delaware corporation,
as general partner

	By:	/s/ Julian E. Whitehurst
	Name:	Julian E. Whitehurst
	Title:	Executive Vice President
	Date:	November 28, 2005

SELLER:

SSP PARTNERS,
a Texas general partnership

By:	/s/ Sam C. Susser
Name:	Sam C. Susser
Title:	President and Chief Executive Officer
Date:	November 28, 2005

ESCROW AGENT:

FIRST AMERICAN TITLE INSURANCE COMPANY

By:	/s/ Carol Peterson
Name:	Carol Peterson
Title:	Vice President
Date:	November 28, 2005

FIRST AMENDMENT TO CONTRACT
     This First Amendment of Real Estate Purchase and Sale Contract (the “Amendment”), is made and entered into as of November 30, 2005, by and between Commercial Net Lease Realty, LP (herein called “Buyer”), and SSP Partners (hereafter called “Seller”).
     Whereas, Seller and Buyer entered into that certain Real Estate Purchase and Sale Contract dated November 28, 2005 (the “Contract”), for the purchase and sale of the properties described therein (the “Property”); and
     Whereas, Seller and Buyer desire to amend the Contract in order to extend the Inspection Period as to certain title and survey matters;
     Now therefore, in consideration of the premises, Seller and Buyer agree to amend the Contract as follows:
     1. The Inspection Period described in Paragraph 5 of the Contract is extended until December 9, 2005, as to the items described in Paragraph 5(a) and (b) only. The Inspection Period is not extended as to (i) Paragraph 5(c), or (ii) Buyer’s obligation to give Seller notice of the final selection of the Selected Properties.
     The Contract, as expressly amended and modified herein, is hereby ratified and confirmed by Seller and Buyer and shall continue in full force and effect. In the event of a conflict between the terms of this Amendment and the terms of the Contract, the terms of this Amendment shall govern and control.
     IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment by and through their duly authorized officers and /or representatives on the day and year written below.
[Signatures on following page]

SELLER:
SSP PARTNERS

By:	/s/ Sam C. Susser

Print Name:	Sam C. Susser

Print Title:	President and Chief Executive Officer

BUYER:
COMMERCIAL NET LEASE REALTY, LP,
a Delaware limited partnership

By:	CNLR GP Corp., a Delaware corporation
its general partner

By:	/s/ Julian Whitehurst

Julian Whitehurst, Executive Vice President

SECOND AMENDMENT TO CONTRACT
     This Second Amendment of Real Estate Purchase and Sale Contract (the “Amendment”), is made and entered into as of December 9, 2005, by and between Commercial Net Lease Realty, LP (herein called “Buyer”), and SSP Partners (hereafter called “Seller”).
     Whereas, Seller and Buyer entered into that certain Real Estate Purchase and Sale Contract dated November 28, 2005, as amended by that certain First Amendment to Contract dated November 30, 2005 (the “Contract”), for the purchase and sale of the properties described therein (the “Property”); and
     Whereas, Seller and Buyer desire to further amend the Contract in order to extend the Inspection Period as to certain title and survey matters;
     Now therefore, in consideration of the premises, Seller and Buyer agree to amend the Contract as follows:
     1. The Inspection Period described in Paragraph 5 of the Contract is extended until December 16, 2005, as to the items described in Paragraph 5(a) and (b) only. The Inspection Period is not extended as to (i) Paragraph 5(c), or (ii) Buyer’s obligation to give Seller notice of the final selection of the Selected Properties.
     The Contract, as expressly amended and modified herein, is hereby ratified and confirmed by Seller and Buyer and shall continue in full force and effect. In the event of a conflict between the terms of this Amendment and the terms of the Contract, the terms of this Amendment shall govern and control.
     IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment by and through their duly authorized officers and /or representatives on the day and year written below.
[Signatures on following page]

SELLER:
SSP PARTNERS

By:	/s/ Sam C. Susser

Print Name:	Sam C. Susser

Print Title:	President and Chief Executive Officer

BUYER:
COMMERCIAL NET LEASE REALTY, LP,
a Delaware limited partnership

By:	CNLR GP Corp., a Delaware corporation
its general partner

By:	/s/ Julian Whitehurst

Julian Whitehurst, Executive Vice President

THIRD AMENDMENT TO CONTRACT
     This Third Amendment of Real Estate Purchase and Sale Contract (the “Amendment”), is made and entered into as of December 15, 2005, by and between Commercial Net Lease Realty, LP (herein called “Buyer”), and SSP Partners (hereafter called “Seller”).
     Whereas, Seller and Buyer entered into that certain Real Estate Purchase and Sale Contract dated November 28, 2005, as amended by that certain First Amendment to Contract dated November 30, 2005, and that Second Amendment to Contract dated December 9, 2005 (the “Contract”), for the purchase and sale of the properties described therein (the “Property”); and
     Whereas, Seller and Buyer desire to further amend the Contract in order to extend the Inspection Period as to certain title and survey matters;
     Now therefore, in consideration of the premises, Seller and Buyer agree to amend the Contract as follows:
     1. The Inspection Period described in Paragraph 5 of the Contract is extended until December 19, 2005, as to the items described in Paragraph 5(a) and (b) only. The Inspection Period is not extended as to (i) Paragraph 5(c), or (ii) Buyer’s obligation to give Seller notice of the final selection of the Selected Properties.
     The Contract, as expressly amended and modified herein, is hereby ratified and confirmed by Seller and Buyer and shall continue in full force and effect. In the event of a conflict between the terms of this Amendment and the terms of the Contract, the terms of this Amendment shall govern and control.
     IN WITNESS WHEREOF, Seller and Buyer have executed this Amendment by and through their duly authorized officers and /or representatives on the day and year written below.
[Signatures on following page]

SELLER:
SSP PARTNERS

By:	/s/ Sam C. Susser

Print Name: Sam C. Susser

Print Title: President and Chief Executive Officer

BUYER:
COMMERCIAL NET LEASE REALTY, LP,
a Delaware limited partnership

By:	CNLR GP Corp., a Delaware corporation
its general partner

By:	/s/ Kevin B. Habicht

Kevin B. Habicht, Executive Vice President